Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2020 and 2019 and related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2020	2019
Revenues	100%	100%
Cost of revenues	81.6	81.4
Gross profit	18.4	18.6
Research and development expense	6.1	6.2
Marketing, general and administrative expense	5.1	5.4
Operating profit	7.2	7.0
Financing income, net	0.2	0.0
Other income (expense), net	(0.4)	0.3
Profit before income tax	7.0	7.3
Income tax expense, net	(0.4)	(0.2)
Net profit	6.6	7.1
Net loss (income) attributable to the non-controlling interest	(0.1)	0.2
Net profit attributable to the company	6.5%	7.3%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Year ended December 31,
	2020	2019
Revenues	$1,265,684	$1,234,003
Cost of revenues	1,032,366	1,004,332
Gross profit	233,318	229,671
Research and development expense	78,320	75,579
Marketing, general and administrative expense	63,965	67,376
Operating profit	91,033	86,716
Financing income, net	2,870	12
Other income (expense), net	(5,215)	4,293
Profit before income tax	88,688	91,021
Income tax expense, net	(5,399)	(2,948)
Net profit	83,289	88,073
Net loss (income) attributable to the non-controlling interest	(987)	1,975
Net profit attributable to the company	$82,302	$90,048

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues. Revenues for the year ended December 31, 2020 were $1,265.7 million, as compared to $1,234.0 million for the year ended December 31, 2019. The $31.7 million revenue increase is attributed mainly to an increased quantity of products (CMOS silicon wafers) manufactured and shipped to our foundry customers from our factories, especially from our Uozu Japan 300mm factory (Fab 7), while our average selling price per product remained stable.

Cost of Revenues. Cost of revenues for the year ended December 31, 2020 amounted to $1,032.4 million as compared to $1,004.3 million for the year ended December 31, 2019. The $28.1 million increase in manufacturing cost is mainly due to higher variable cost directly associated with the increased volume of wafers we manufactured and shipped as described above, as well as depreciation expense increase associated with the property and equipment we had acquired and installed in 2020, as compared to 2019.

Gross Profit. Gross profit for the year ended December 31, 2020 amounted to $233.3 million as compared to $229.7 million for the year ended December 31, 2019. The $3.6 million increase in gross profit resulted mainly from the $31.7 million revenue increase, net of the $28.1 million increased cost of revenues, as described above.

Research and Development. Research and development expense for the year ended December 31, 2020, amounted to $78.3 million as compared to $75.6 million in the year ended December 31, 2019, both reflecting approximately 6% of our revenues. The $2.7 million increase in research and development expense reflects our continuous focus on enhancing our mid-term and long-term products’ development funnel, technology capabilities and future design wins.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2020 amounted to $64.0 million, a decrease of $3.4 million as compared to $67.4 million recorded in the year ended December 31, 2019, mainly due to cost reduction activities we executed following the pandemic.

Operating Profit. Operating profit for the year ended December 31, 2020 amounted to $91.0 million as compared to $86.7 million for the year ended December 31, 2019. The $4.3 million increase in operating profit resulted mainly from the $3.6 million increase in gross profit described above and the $3.4 million savings in Marketing, general and administrative expense described above, offset by the $2.7 million increase in research and development expense described above.

Financing Income, Net. Financing income, net for the year ended December 31, 2020 amounted to $2.9 million as compared to financing income, net of $0.01 million for the year ended December 31, 2019. The increase was mainly due to NIS-to-USD exchange rate changes during the years and its impact over NIS-denominated assets and liabilities valuation in USD, which resulted in an increase in financing net income of $6.2 million in 2020 as compared to 2019, which was partially offset by $4.5 million lower interest income due to lower interest rates and other returns received on our deposits and other investments, associated with the worldwide reduction in such rates during 2020 as compared to 2019.

Other Income (Expense), Net. Other expense, net for the year ended December 31, 2020 amounted to $5.2 million as compared to other income, net of $4.3 million for the year ended December 31, 2019. Other income (expense), net include mainly non-recurring items such as gains and losses from the sale and disposal of property and equipment, as well as evaluation or devaluation of the value of investments in companies in accordance with ASC 321, as detailed in Notes 2J and 12E to the consolidated financial statements as of December 31, 2020.

Income Tax Expense, Net. Income tax expense, net for the year ended December 31, 2020 amounted to $5.4 million as compared to $2.9 million in the year ended December 31, 2019, reflecting mainly an increase in profitability of TPSCo, which is located in a higher-tax region as compared to our other subsidiaries.

Net profit. Net profit for the year ended December 31, 2020 amounted to $83.3 million as compared to a net profit of $88.1 million for the year ended December 31, 2019. The decrease in net profit in the amount of $4.8 million was mainly due to the increases in other expense, net and in the tax expense, net, offset by the increase in the operating profit and in the financing income, net as described above.

Net loss (income) attributable to the non-controlling interest. Net loss (income) attributable to the non-controlling interest for the year ended December 31, 2020 amounted to $1.0 million income as compared to a $2.0 million loss in the year ended December 31, 2019, reflecting the increase in the profitability of TPSCo, of which we hold 51%.

 Net Profit attributable to the company. Net profit attributable to the company for the year ended December 31, 2020 amounted to $82.3 million as compared to a net profit attributable to the company of $90.0 million for the year ended December 31, 2019. The decrease in net profit attributable to the company in the amount of $7.7 million was mainly due to the decrease in the net profit, as described above.

 For details with regards to risks associated with the COVID-19 pandemic and/or risks that may result from the pandemic, see our disclosure under Note 1 to our consolidated financial statements as of December 31, 2020 and the risk factors section in ITEM 3 in our Form 20-F filed on April 30, 2020.

Impact of Currency Fluctuations

 The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of our entities in the United States and Israel is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2020, the USD depreciated against the NIS by 7.0%, as compared to 7.8% depreciation during the year ended December 31, 2019.

The fluctuation of the USD against the NIS can affect our results of operations as they relate to the entity in Israel. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the purchases and labor costs that are denominated in NIS, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to hedge the exposure to the fluctuation of the USD against the NIS to the extent it relates to the Company’s non-convertible Series G debentures, which are denominated in NIS.

The majority of TPSCo’s revenues are denominated in JPY and the majority of TPSCo’s expenses are denominated in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the year ended December 31, 2020, the USD depreciated against the JPY by 5.0%, as compared to 1.2% depreciation during the year ended December 31, 2019. The net effect of the USD depreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of December 31, 2020, the Company had an aggregate amount of $211.7 million in cash and cash equivalents, as compared to $355.6 million as of December 31, 2019. The main cash activities during the year ended December 31, 2020 were: $276.6 million net cash provided by operating activities; $256.6 million invested in property and equipment, net of proceeds received from sales of equipment; $107.1 million invested in short-term deposits, marketable securities and other assets, net; and $63.7 million debt repaid.

Short-term and long-term debt presented on the balance sheet as of December 31, 2020 amounted to $106.5 million and $283.8 million, respectively, and included mainly bank loans, debentures and leases. As of December 31, 2020, the aggregate principal amount of debentures was $104.0 million and its carrying amount in the balance sheet was $102.4 million, of which $40.9 million was presented as short-term liability.